SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release

Not for release, publication or distribution, in whole or in part, in or into or from Australia, Canada, Japan, South Africa or the United States or any other jurisdiction where it would be unlawful to do so.

Ryanair Statement on Takeover Panel Ruling

Morgan Stanley
& Co. Limited
and Davy Corporate Finance, financial advisers to Ryanair, note today's Announcement (12 December) by the Irish Takeover Panel in relation to certain undertakings by Ryanair in respect of its proposed offer for Aer Lingus.

In its announcement of 4 Dec
.
, Ryanair undertook that, if its Offer is successful, it will:

A)

Continue
Aer Lingus' trade union
recognition policy
B)
    Restore Shannon-Heathrow connectivity
C)
    Provide the Irish Government and Minister for Transport with a legally binding guarantee which will ensure that
        Aer Lingus' Heathrow slots cannot be sold, transferred, leased or switched by Aer Lingus to any other airline or any other route without the prior written approval of the Irish Minister for Transport
D)
    Provide a €100 million bank guarantee that Aer Lingus' short haul fares will be reduced by a minimum of 5%
        for a three year period
post completion
E)
    Provide an additional €100 million bank guarantee that Aer Lingus' fuel surcharges will be eliminated in their entirety (for all new bookings) within 28 days of completion of the Offer.

These commitments and bank guarantees

were intended to provide all Aer Lingus stakeholders including its employees, consumers, and the Irish Government an absolute assurance that the undertakings put forward by Ryanair in its 1 December Offer for Aer Lingus would be delivered upon.

Ryanair met with the Minister of Transport in his capacity as custodian of Irish national aviation policy solely to highlight the benefits of this Offer for all Aer Lingus stakeholders. Ryanair has held similar
meetings with other
government
 parties,

opposition
parties,
 and consumer groups
,
 to highlight
in an identical manner, how these benefits will be delivered and guaranteed for all stakeholders.

Morgan Stanley
& Co. Limited
and Davy Corporate Finance, on behalf of Ryanair, strongly disagree with the decision of the Takeover Panel
.

The effect of today's decision by the Irish Takeover Panel seems to render the Minister for Transport as an inappropriate representative of consumer and stakeholder interests in Aer Lingus during an offer period, while the Minister for Finance remains a shareholder in Aer Lingus. This would appear to prevent the Minister for Transport or the Government securing the Heathrow slots or Ireland's connectivity (in line with national aviation policy), with any party who wishes to merge with or acquire Aer Lingus.

Ryanair remains committed to providing these benefits and guarantees to all Aer Lingus stakeholders including employees and consumers, who are the ultimate beneficiaries of these commitments and Ryanair intends to proceed with the proposed Offer including the delivery of these benefits and guarantees in a form consistent with the constraints imposed by the Irish Takeover Panel.

Ryanair welcomed today's ruling by the Takeover Panel to compel Aer Lingus to provide Ryanair with a copy of its shareholder register, following the Panel's ruling that Aer Lingus had breached the Takeover Rules (Rule 10.2).

Ends.

    Friday, 12
th
 December 2008

Enquiries:

Ryanair Howard Millar	Telephone: +353 1 812 1212
Davy Corporate Finance ( Financial Adviser to Ryanair and Coinside) Eugenée Mulhern Brian Garrahy	Telephone: +353 1 679 6363
Morgan Stanley ( Financial Adviser to Ryanair and Coinside) Colm Donlon Adrian Doyle	Telephone: +44 20 7425 5000
Murray Consultants	Telephone: +353 1 498 0300
( Public Relations Advisers to Ryanair ) Pauline McAlester	Telephone: +353 87 255 8300

Davy Corporate Finance, which is regulated in Ireland by the Financial Regulator, is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Davy Corporate Finance nor for providing advice in relation to the Offer, the contents of this document or any transaction or arrangement referred to in this announcement.

Morgan Stanley is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Morgan Stanley nor for providing advice in relation to the Offer, the contents of this document or any transaction or arrangement referred to in this announcement.

Defined terms used in this announcement have the same meaning as in the announcement dated 1 December, 2008 issued by Ryanair.

The availability of the Offer to persons outside
Ireland
 may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about and observe any applicable requirements. The Offer will not be made, directly or indirectly, in or into Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, or by use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or by any facility of a national securities exchange of any jurisdiction where it would be unlawful to do so, and the Offer will not be capable of acceptance by any such means, instrumentality or facility from or within Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so. Accordingly, copies of this announcement and all other documents relating to the Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may invalidate any related purported acceptance of the Offer. Notwithstanding the foregoing restrictions, Ryanair reserves the right to permit the Offer to be accepted if, in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restrictions in question.

The directors of Ryanair and Coinside accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Ryanair and Coinside in respect of the information in this announcement relating to Aer Lingus, the Aer Lingus Group, the directors of Aer Lingus and persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Ryanair or Coinside to verify this information). To the best of the knowledge and belief of the directors of Ryanair and Coinside (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The sources and bases for information in this announcement common to that contained in the announcement issued by Ryanair on 1 December, 2008 ("2.5 Announcement" ) is as set out in that announcement.

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities. Any response in relation to the Offer should be made only on the basis of the information contained in the Offer Document or any document by which the Offer is made.

This announcement includes certain 'forward looking statements' with respect to the business, strategy and plans of Ryanair and Aer Lingus and their respective expectations relating to the Cash Offer and their future financial condition and performance. Statements that are not historical facts, including statements about Ryanair or Aer Lingus or Ryanair's management's beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements.
By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.
Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the Cash Offer, projections or expectations of profit attributable to shareholders, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of  Ryanair or the combined business following the Cash Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Ryanair or the combined group following the Cash Offer; statements concerning any future Irish, UK, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by  Ryanair or Aer Lingus or on their behalf include, but are not limited to, general economic conditions in Ireland, the United Kingdom, the United States or elsewhere; regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the Cash Offer not being completed or not being completed as currently envisaged; additional unanticipated costs associated with the Cash Offer or the operating of the combined group; or an inability to implement the strategy of the combined group or achieve the Cash Offer benefits set out in this announcement.
Additional factors that could cause actual results to differ materially from forward looking statements are set out in the most recent annual reports and accounts of Ryanair and Aer Lingus, including Ryanair's most recent annual report on Form 20-F filed with the SEC.
Forward-looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, neither Ryanair nor Coinside undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise.
Any person who is the holder of 1 per cent. or more of any class of shares in Aer Lingus or Ryanair may be required to make disclosures pursuant to Rule 8.3 of the Takeover Rules with effect from 1 December, 2008 the date of the announcement
 which commenced the Offer Period in respect of the Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  12 December 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director